UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

August 27, 2024

Date of Report (Date of earliest event reported)

Nova Vision Acquisition Corp.

(Exact Name of Registrant as Specified in its Charter)

British Virgin Islands	001-40713	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

2 Havelock Road #07-12 Singapore	059763
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: +65 87183000

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Ordinary Share, par value $0.0001 per share, one Redeemable Warrant entitling the holder to purchase one half of an Ordinary Share, and one Right entitling the holder to receive one-tenth of an Ordinary Share	NOVVU	NASDAQ Capital Market
Ordinary Shares	NOVV	NASDAQ Capital Market
Warrants	NOVVW	NASDAQ Capital Market
Rights	NOVVW	NASDAQ Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

The disclosure contained in Item 2.03 is incorporated by reference in this Item 1.01

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

On August 27, 2024, Nova Vision Acquisition Corp. (the “Company”) issued an unsecured promissory note in the aggregate principal amount of $60,000 (the “Note”) to Nova Pulsar Holdings Limited, the Company’s initial public offering sponsor (“Sponsor”) in exchange for Sponsor providing such amount to the Company as the Company’s working capital. The Note does not bear interest and matures upon the closing of a business combination by the Company. In addition, the Note may be converted by the holder into units of the Company identical to the units issued in the Company’s initial public offering at a price of $10.00 per unit.

IMPORTANT NOTICES

Important Notice Regarding Forward-Looking Statements

This Current Report on Form 8-K contains certain “forward-looking statements” within the meaning of the Securities Act and the Exchange Act both as amended. Statements that are not historical facts, including statements about the pending transactions described above, and the parties’ perspectives and expectations, are forward-looking statements. Such statements include, but are not limited to, statements regarding the proposed transaction, including the anticipated initial enterprise value and post-closing equity value, the benefits of the proposed transaction, integration plans, expected synergies and revenue opportunities, anticipated future financial and operating performance and results, including estimates for growth, the expected management and governance of the combined company, and the expected timing of the transactions. The words “expect,” “believe,” “estimate,” “intend,” “plan” and similar expressions indicate forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to various risks and uncertainties, assumptions (including assumptions about general economic, market, industry and operational factors), known or unknown, which could cause the actual results to vary materially from those indicated or anticipated.

The forward-looking statements are based on the current expectations of the management of Nova Vision Acquisition Corp. (“Nova Vision”) and Real Messenger Corporation, a Cayman Islands exempted company (“Real Messenger”), as applicable, and are inherently subject to uncertainties and changes in circumstances and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements including: risks related to Real Messenger’s businesses and strategies; the ability to complete the proposed business combination due to the failure to obtain approval from Nova Vision’s shareholders or satisfy other closing conditions in the definitive merger agreement; the amount of any redemptions by existing holders of Nova Vision’s ordinary shares; the ability to recognize the anticipated benefits of the business combination; other risks and uncertainties included under the header “Risk Factors” in the registration statement on Form S-4, filed by Nova Vision with the SEC; and in Nova Vision’s other filings with the SEC. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and Nova Vision, Real Messenger and their subsidiaries undertake no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Important Information for Investors and Stockholders

This document relates to a proposed transaction between Nova Vision and Real Messenger. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor will there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Real Messenger filed a registration statement on Form S-4 with the SEC, which included a document that serves as a prospectus and proxy statement of Nova Vision, referred to as a proxy statement/prospectus. A proxy statement/prospectus was sent to all of Nova Vision’s shareholders on or about August 22, 2024. Nova Vision will also file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Nova Vision are urged to read the registration statement on Form S-4, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Shareholders will also be able to obtain a copy of the Form S-4, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: Nova Vision Acquisition Corp., at 2 Havelock Road #07-12 Singapore 059763. Investors and security holders will also be able to obtain free copies of the registration statement on Form S-4, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Nova Vision through the website maintained by the SEC at www.sec.gov. INVESTORS AND SECURITY HOLDERS OF NOVA VISION ACQUISITION CORP. ARE URGED TO READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE TRANSACTIONS THAT NOVA VISION ACQUISITION CORP. WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT NOVA VISION ACQUISITION CORP., REAL MESSENGER AND THE TRANSACTIONS.

Participants in the Solicitation

Nova Vision and its directors and executive officers may be deemed participants in the solicitation of proxies from Nova Vision’s shareholders with respect to the business combination. Information about Nova Vision’s directors and executive officers and a description of their interests in Nova Vision is included in the proxy statement/prospectus for the proposed transaction and be available at the SEC’s website (www.sec.gov). Additional information regarding the interests of such participants is contained in the proxy statement/prospectus for the proposed transaction.

Real Messenger and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the shareholders of Nova Vision in connection with the proposed business combination. Information about Real Messenger’s directors and executive officers and information regarding their interests in the proposed transaction is included in the proxy statement/prospectus for the proposed transaction.

No Offer or Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the transactions described above and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Nova Vision or Real Messenger, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Item 9.01. Financial Statements and Exhibits.

Exhibit No.	Description
10.1	Promissory Note dated August 27, 2024
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 27, 2024	NOVA VISION ACQUISITION CORP.

	By:	/s/ Eric Ping Hang Wong
	Name:	Eric Ping Hang Wong
	Title:	Chief Executive Officer